Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

August 12, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: David Roberts

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") Registration Statement on Form SB-2 filed February 14, 2005
      File No. 333-122820

Dear Mr. Roberts:

      Filed today is Amendment No. 5 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on July 27, 2005. This letter responds to the Commission's letter to the Company, dated August 2, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

General

1. Please include a fixed distribution ratio and a definitive disclosure of the number of shares to be distributed and the number of shares outstanding following the distribution. We must have an opportunity to review this information before the registration statement can be declared effective, and we may have additional comments based upon our review.

      The fixed distribution ratio, the number of shares to be distributed and the number of shares outstanding following the distribution will be definitively known once the Registrant establishes a record date. Once the record date is established, such information will be included in a subsequent pre-effective amendment filed with the Commission.

Securities and Exchange Commission
August 12, 2005
Page 2

Financial Statements

2. Please expand the accounting policy in the audited financial statements for your provider contracts to clarify the timing in which you will evaluate your provider contracts for impairment and the methodology management will use to do so.

      In response to the Staff's comment above, the Registrant has added the following language to Note 1 in the annual and quarterly financial statements at pages F-11 and F-30: "The company will test for potential impairment each quarter by re-evaluating the projected cash flows the company expects to generate from these contracts."

      We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an